January 22, 2013
Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Daniel L. Gordon, Branch Chief

Re:	Campus Crest Communities, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed March 12, 2012

File No. 001-34872

Dear Mr. Gordon:

This correspondence is our response to your letter dated December 28, 2012, regarding our annual report on Form 10-K for the fiscal year ended December 31, 2011, filed on March 12, 2012. In order to facilitate your review, we included your comments before our responses thereto. Please see attached Annex A.

In connection with responding to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions concerning this response letter, please do not hesitate to contact me at (704) 496-2501 or our outside counsel Jeffrey M. Sullivan at (919) 899-3094.

Sincerely,

/s/ Donald L. Bobbitt, Jr.
Donald L. Bobbitt, Jr.
Executive Vice President and Chief Financial Officer

Annex A

Form 10-K for the year ended December 31, 2011

General

1.	Please advise us whether management considers net operating income and/or same store net operating income key performance indicators. We may have further comments.

Response: Along with funds from operations, funds from operations adjusted and net income (loss) calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), we monitor and consider net operating income. We also consider the portion of our net operating income from “same store” properties. In response to your comment, we will include a discussion of net operating income in our future Exchange Act periodic reports and anticipate that the discussion will be similar to the following:

We monitor net operating income (“NOI”) of our student housing properties, which is a non-GAAP financial measure. In general terms, we define NOI as student housing rental revenue less student housing operating expenses including real estate taxes related to our properties. We believe this measure provides an operating perspective not immediately apparent from GAAP operating income (loss) or net income (loss). We use NOI to evaluate performance on a community-by-community basis because it allows management to evaluate the impact that factors such as lease structure, lease rates and tenant base, which vary by locality, have on our financial performance. To help make comparisons of NOI between periods more meaningful, we distinguish NOI from our properties that are wholly-owned and that were in service throughout each period presented (that is, our same store properties) from NOI from our other wholly-owned properties.

We specifically calculate NOI by adding back to (or subtracting from) net income (loss) attributable to common stockholders the following expenses or charges: income tax expense, other expense, interest expense, equity in loss of unconsolidated entities, depreciation and amortization, ground lease expense, general and administrative expense, development, construction and management services expenses and other non-recurring costs or expenses. The following income or gains are then deducted from net income (loss) attributable to common stockholders, adjusted for add backs of expenses or charges: other income, change in fair value of interest rate derivatives, development, construction and management services revenues and non-recurring income or gains.

NOI excludes multiple components of net income (loss) attributable to common stockholders (computed in accordance with GAAP) and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially and adversely impact our results of operations. Therefore, the utility of NOI as a measure of our performance is limited. Additionally, other companies, including other equity REITs, may use different methodologies for calculating NOI and, accordingly, NOI as disclosed by such other companies may not be comparable to NOI published herein. Therefore, we believe that in order to facilitate a clear understanding of our historical operating results, NOI should be examined in conjunction with net income (loss) as presented in the consolidated financial statements included elsewhere in this report. NOI should not be considered as an alternative to net income (loss) attributable to common stockholders as an indicator of our properties’ financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions.

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The following is a reconciliation of our net income (loss) attributable to common stockholders to NOI for the years ended December 31, 2011 and 2010, including our same store and new properties (in thousands):

Reconciliation of Net Income (Loss) Attributable to Common Stockholders to Net Operating Income ("NOI")

	Campus Crest Communities, Inc. Year Ended December 31, 2011	Campus Crest Communities, Inc. and Predecessor Year Ended December 31, 2010
Net income (loss) attributable to common stockholders	$3,730	$(14,764)
Net income (loss) attributable to noncontrolling interests	51	(7,493)
Income tax expense	464	-
Other income	(3,620)	(664)
Change in fair value of interest rate derivatives	(259)	(1,017)
Interest expense	6,888	23,355
Equity in loss of unconsolidated entities	1,164	422
Write-off of pre-development costs	-	537
Depreciation and amortization	20,090	18,847
Ground lease expense	209	256
General and administrative expense	6,856	6,765
Development, construction and management services expenses	31,051	33,449
Development, construction and management services revenues	(35,084)	(35,761)
Total NOI	$31,540	$23,932
Same store properties NOI	$26,680	$23,545
New properties NOI	$4,860	$387

New Property Operations. New property operations included results from seven properties for 2011. Four properties (The Grove at Ames, The Grove at Clarksville, The Grove at Columbia and The Grove at Fort Wayne) contributed approximately $3.0 million in NOI for the year ended December 31, 2011, as compared to no contribution to NOI for the year ended December 31, 2010. One property (The Grove at San Marcos) was a joint venture property initially accounted for under the equity method that we consolidated in 2010 after acquiring the interests we did not own, and it contributed approximately $1.9 million of NOI for the year ended December 31, 2011, as compared to approximately $0.4 million in NOI for the period from October 19, 2010 to December 31, 2010. The remaining two properties included in our new property operations for 2011 (The Grove at Huntsville and The Grove at Statesboro) were also joint venture properties initially accounted for under the equity method that we consolidated in late December 2011 after acquiring the interests we did not own, and they contributed an immaterial amount of NOI for the year ended December 31, 2011.

“Same Store” Property Operations. Our 20 same store properties contributed approximately $26.7 million of NOI for the year ended December 31, 2011, as compared to approximately $23.5 million of NOI for the year ended December 31, 2010.

Additionally, in response to your comment, we will include definitions for “same store” properties and “new” properties, which definitions we anticipate will be consistent with the definitions below. We will also identify which of our properties fall into which definitions.

“Same store” properties are our wholly-owned operating properties acquired or placed in-service prior to the beginning of the earliest period presented and owned by us and remaining in service through the end of the latest period presented or period being analyzed. “New properties” are our wholly-owned operating properties that we acquired or placed in service after the beginning of the earliest period presented or period being analyzed.

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Expected 2012 Development Properties, page 35

2.	In future Exchange Act periodic reports, to the extent you have a significant development portfolio, please expand your disclosure to include information regarding costs incurred to date and budgeted costs.

Response: In response to your comment, we will include additional disclosure in our future Exchange Act periodic reports about our development portfolio. More specifically, we will include development costs incurred as of the period end, as well as budgeted costs for the developments. We anticipate our disclosure will be similar to the following:

As of December 31, 2011, our three wholly-owned properties under construction had costs incurred of $29.8 million and budgeted costs of approximately $85.0 million. Our three properties under development that are owned by a joint venture we established with Harrison Street Real Estate in which we own a 10% interest had costs incurred of $23.3 million and budgeted costs of approximately $72.0 million.

3.	In future Exchange Act periodic reports, to the extent you hold material amount of land, please include a discussion of the amount of development the land could support.

Response: In response to your comment, we will disclose in our future Exchange Act periodic reports the amount of development that the undeveloped land we own may support. Without asserting or implying that we consider our current land holdings to be material, we anticipate that the disclosures will be similar to the following:

As we actively seek new development opportunities, our current business plan contemplates the development of approximately six to eight new student housing properties per year. As part of this plan, we purchase land on which to build our properties. In addition to the projects under development at December 31, 2011, we owned three land parcels that could be used for the development of three properties (within either our wholly-owned portfolio or as contributions into joint venture projects) with an aggregate bed count ranging from approximately 1,600 to 2,000.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

4.	In future filings please expand your disclosure in MD&A to include additional analysis of your capital expenditures breaking them down between new development, redevelopment/renovations and other capital expenditures by year. Please provide a narrative discussion for fluctuations from year to year and expectations for the future. The total of these capital expenditures should reconcile to the capital expenditures included in cash flow from investing activities.

Response: In response to your comment, we will disclose an analysis of our capital expenditures by new developments and other capital expenditures by year in our future annual reports on Form 10-K. We anticipate our disclosure will be similar to the following:

	Year Ended December 31,
	Campus Crest Communities, Inc.	Campus Crest Communities, Inc. and Campus Crest Communities Predecessor	Campus Crest Communities Predecessor
	2011	2010	2009
Investment in wholly-owned developments	$107,328	$19,737	$19,655

Acquisition of previously unconsolidated entities, net of cash acquired	$13,510	$24,171	$-
Capital improvements	2,902	5,211	1,203
Recurring capital expenditures	905	600	184
Investment in operating properties	$17,317	$29,982	$1,387

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In addition, we will include a narrative discussion of fluctuations from year to year and expectations for the future. We anticipate our disclosure will be similar to the following:

We invested approximately $107.3 million, $19.7 million, and $19.7 million in wholly-owned developments for the years ended December 31, 2011, 2010, and 2009, respectively. In 2011, we completed construction on four development projects and began construction on another three projects targeted for completion in the third quarter of 2012. In 2010, we began construction on four projects targeted for completion in the third quarter of 2011. In 2009, we had no projects starts and completed construction on one project that began in 2008. We have increased the number of projects under construction over time as our access to capital has increased. Going forward, our scope and number of projects will be contingent upon our access to capital among other factors.

We invested approximately $17.3 million, $30.0 million, and $1.4 million in our operating properties for the years ended December 31, 2011, 2010, and 2009, respectively. In 2011, we acquired the remaining ownership interests in three previously unconsolidated joint ventures (Campus Crest at Huntsville I GP, LLC, Campus Crest at Huntsville II GP, LLC and Campus Crest at Statesboro, LLC) for approximately $13.5 million with the remainder for various capital improvements at our wholly-owned properties. In 2010, we acquired the remaining ownership interest in a previously unconsolidated joint venture (Campus Crest at San Marcos GP, LLC) for approximately $24.2 million with the remainder for various capital improvements. In 2009, we invested $1.2 million in capital improvements and $0.2 million in recurring capital expenditures. Capital improvements at our wholly-owned properties include betterments to buildings, clubhouse renovations, parking lots, solar panel installations and other capital improvements.

We expect to consider acquiring additional joint venture ownership interests going forward. We also expect our capital improvements and recurring capital expenditures to increase over time as our portfolio expands.

5.	In addition please disclose the amount of soft costs capitalized by year such as payroll and other general and administrative expenses as part of the above analysis.

Response: Please refer to our response to comment 6 below, which includes disclosure of capitalized soft costs.

Investment in Real Estate, page F-8

6.	Please tell us the amounts of soft costs such as payroll and other general and administrative expenses that you have capitalized in each period presented, as well as for the nine months ended September 30, 2012. In future filings, please revise your footnote to specifically disclose your policies for capitalizing these costs. Please show us your proposed disclosure.

Response: In response to your comment, we advise you that we capitalized the following amounts of indirect costs for the nine months ended September 30, 2012 and for the years ended December 31, 2011, 2010 and 2009, respectively: $5.1 million, $6.8 million, $1.9 million and $0.6 million.

In future filings, beginning with its Form 10-K for the year ended December 31, 2012, we will include the following additional disclosure by replacing the last paragraph in Note 2 Summary of Significant Accounting Policies – Investment in Real Estate on page F-8 of our annual report on Form 10-K for the year ended December 31, 2011 with disclosure similar to the following:

We capitalize costs during the development of assets beginning with the determination that development of a future asset is probable until the asset, or a portion of the asset, is delivered and is ready for its intended use. During development efforts we capitalize all direct costs and indirect costs that have been incurred as a result of the development. These costs include interest and related loan fees, property taxes as well as other direct and indirect costs. We capitalize interest costs for debt incurred for project specific financing and for capital contributions to equity method investees who utilize such funds for construction-related activities. Indirect project costs, which include personnel and office and administrative costs that are clearly associated with our development and redevelopment efforts, are capitalized. Indirect costs not clearly related to the acquisition, development, redevelopment and construction activity, including general and administrative expenses, are expensed in the period incurred. Capitalized indirect costs associated with our development activities were $6.8 million, $1.9 million and $0.6 million, respectively, for the years ended December 31, 2011, 2010 and 2009. All such costs are capitalized as development in process until the asset is delivered and ready for its intended use, which is typically at the completion of the project. Upon completion, costs are transferred into the applicable asset category and depreciation commences.

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Property Acquisitions, page F-9

7.	Please revise your Property Acquisitions footnote in future filings to disclose your policy for acquisition expenses. Please show us your proposed disclosure in your response, and tell us the amounts of acquisition expense that have been recognized in each of the 3 years presented, as well as for the nine months ended September 30, 2012, and where those expenses are classified on your statements of operations.

Response: In response to your comment, in the disclosure of our property acquisition accounting policy in our future annual reports on Form 10-K we will disclose our policy for acquisition expenses, which disclosure we anticipate will be consistent with the following:

Acquisition-related costs such as due diligence, legal and accounting fees are expensed as incurred and not applied in determining the fair value of an acquired property.

We supplementally advise you that we recognized the following amounts of acquisition expense for the years ended December 31, 2009, 2010 and 2011, and the nine months ended September 30, 2012, respectively: zero, $0.1 million, $0.1 million and $0.1 million. The foregoing amounts were classified in the “General and administrative” line item under “Operating expenses” on our statement of operations for the applicable period. For the periods presented, all acquisitions were of properties constructed within our joint venture with Harrison Street Real Estate.  Due to the related party nature of these acquisitions, acquisition expenses are typically less than would be incurred in an acquisition from an unrelated third party.

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